OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.
                      AUTOMATIC DIVIDEND REINVESTMENT PLAN

                              TERMS AND CONDITIONS

     Pursuant to the Automatic Dividend Reinvestment Plan (the "Plan") of Old Mutual Absolute Return Fund, L.L.C. (the "Fund"), unless a holder (each, a "Member") of the Fund's units of limited liability company interest ("Units") otherwise elects, all dividends and capital gain distributions on such Member's Units will be automatically reinvested by UMB Fund Services ("UMB") as agent for Members in administering the Plan (the "Agent"), in additional Units. Members who elect not to participate in the Plan will receive all dividends and other distributions payable in cash paid directly to the Member of record (or, if the Units are held in street or other nominee name, then to such nominee) by UMB as the dividend paying agent. Members may elect not to participate in the Plan and to receive all dividends and capital gain distributions in cash by sending written instructions to UMB, at the address set forth below. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Agent not less than ten days prior to any dividend record date; otherwise, such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution.

     Whenever the Fund declares a dividend or a distribution (collectively referred to as "dividends") payable either in Units or cash, non-participants in the Plan will receive cash, and participants in the Plan will receive the equivalent in Units. Units issued in connection with reinvestments will be issued at their then-current net asset value; there is no sales charge or other charge for reinvestment or a minimum dollar amount required for a reinvestment.

     The Agent furnishes written confirmation of all transactions in Members' accounts, including information needed by Members for tax records. Notice of each such transaction will be furnished as soon as practicable but not later than sixty (60) days after the date thereof, together with information relevant for personal and tax records.

Taxation

     The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

Amendment of the Plan

     These terms and conditions may be amended by the Agent or the Fund at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to each Plan participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment shall be deemed to be accepted by a Plan participant unless, prior to the effective date thereof, the Agent receives notice of the termination of the participant's account under the Plan.

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Inquiries Regarding the Plan

     All  inquiries  concerning  the  Plan  should  be  directed  to the  Agent,
Attention: Old Mutual funds at P.O. Box 2175, Milwaukee, WI 53201-2175 or by telephone at 1-888-266-2200.

Applicable Law

     These terms and conditions shall be governed by the laws of the State of New York without regard to its conflicts of laws provisions.


















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